Exhibit 99.1

MAY 7, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
ANNOUNCES 2020 FIRST QUARTER
RESULTS, ATM PROGRAM AND JOINS
UNITED NATIONS GLOBAL COMPACT

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2020 (all figures in U.S. dollars).

FIRST QUARTER HIGHLIGHTS

●	Attributable gold equivalent ounces sold[1] of 13,393 ounces (Q1 2019 — 14,071 ounces);

●	Revenue of $21.3 million (Q1 2019 — $18.2 million);

●	Cash flows from operating activities, excluding changes in non-cash working capital[1] of $14.4 million (Q1 2019 — $12.8 million);

●	Average cash cost per attributable gold equivalent ounce[1] of $314 resulting in cash operating margins[1] of $1,279 per ounce (Q1 2019: $241 per ounce and $1,050 per ounce respectively);

●	Net loss of $10.3 million (Q1 2019 - net income of $2.5 million);

●
Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 4.6 million shares during the first quarter of 2020 for total consideration of $23.5 million;

●
Early Warrant Exercise Incentive Program: In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant, providing proceeds of $50.25 million.

OUTLOOK

Due to the unknown long-term effects of the current global health pandemic, Sandstorm withdrew the Company’s 2020 production guidance. Based on the Company’s existing royalties, attributable gold equivalent ounces sold are forecasted to be approximately 125,000 ounces in 2024.

FINANCIAL RESULTS

Sandstorm’s revenue during the first quarter of 2020 was $21.3 million compared with $18.2 million for the comparable period in 2019. The increase is largely due to a 23% increase in the average realized selling price of gold, partially offset by a 5% decrease in the attributable gold equivalent ounces sold.

Net income was lower when compared to the same period in 2020 primarily due to certain non-recurring items that were recognized during the first quarter of 2020, including an $8.9 million non-cash impairment charge. The impairment charge was primarily related to the Diavik royalty as a result of adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic. Other factors impacting the decrease in net income include a $5.9 million loss recognized on the revaluation of the Company’s investments, largely driven by the change in fair value of the Americas Gold and Silver Corp. convertible debenture.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the first quarter of 2020, approximately 16% were attributable to mines located in Canada, 19% from the rest of North America, 50% from South America and 15% from other countries.

	THREE MONTHS ENDED MARCH 31, 2020
	Revenue (In Millions)	Gold Equivalent Ounces
Canada	$3.4	2,139
North America excl. Canada	$4.0	2,518
South America	$10.7	6,741
Other	$3.2	1,995
Total	$21.3	13,393

Canada

Streams and royalties on Canadian mines contributed 62% fewer gold equivalent ounces to Sandstorm when compared to the first quarter of 2019. The change is primarily due to a decrease in royalty revenue from the Diavik mine in the Northwest Territories and a decrease in gold equivalent ounces sold from the Bachelor Lake mine in Québec. The decrease was partially offset by an increase in gold equivalent ounces sold from the Black Fox mine in Ontario.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, increased by 34% compared to the first quarter in 2019. The changes were driven by an increase in gold equivalent ounces sold from the Santa Elena mine in Mexico and an increase in royalty revenue from the San Andres mine in Honduras.

▶	SANTA ELENA STREAM

In April 2020, First Majestic Silver Corp. announced that it had temporarily suspended operations at the Santa Elena mine in accordance with Mexico’s Ministry of Health’s Decree to mitigate the spread and transmission of COVID-19.

For more information, refer to www.firstmajestic.com and see the press release dated April 3, 2020.

South America

Operations in South America contributed 144% more gold equivalent ounces when compared to the first quarter of 2019. The change is primarily due to the addition of gold equivalent ounces from the Cerro Moro mine in Argentina, royalty revenue from the Aurizona mine in Brazil, and royalty revenue from the Fruta del Norte mine in Ecuador.

▶	FRUTA DEL NORTE ROYALTY

In February 2020, Lundin Gold announced that commercial production had been achieved at the Fruta del Norte mine. However, as a result of the recent pandemic, Lundin Gold temporarily suspended operations at the mine and placed it under care and maintenance in March 2020. While under suspension, Lundin Gold has indicated that it will maintain a workforce at the mine to minimize the impacts of the temporary shutdown.

For more information refer to www.lundingold.com and see the press releases dated February 20, 2020 and March 22, 2020.

 Other

Streams and royalties on mines in other countries contributed 47% less gold equivalent ounces sold when compared to the first quarter of 2019. The change is primarily due to a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso, as approximately 417 gold ounces expected to be delivered in March 2020 were received in the first week of April 2020.

INTENTION TO INITIATE AN AT-THE-MARKET EQUITY PROGRAM

Sandstorm intends to initiate an at-the-market equity program (the "ATM Program") that would allow the Company to issue up to $140 million worth of common shares from treasury ("Common Shares") to the public from time to time at the prevailing market price or other prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion, subject to applicable regulatory limitations.

Sandstorm does not currently have any plans to use the ATM Program and the ATM Program will be used when Sandstorm requires capital related to an acquisition. The Company will not be permitted to purchase Common Shares under the Company’s Normal Course Issuer Bid at any time that it is distributing Common Shares under the ATM Program.

The ATM Program remains subject to negotiation of definitive agreements with the Canadian and U.S. agents, filing of a prospectus supplement (the “Prospectus Supplement”) to the Company’s base shelf prospectus dated April 20, 2020 (the “Shelf Prospectus”) filed with Canadian securities regulators and the filing of a prospectus supplement (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated April 20, 2020 (the “U.S. Base Prospectus”) to be included in its registration statement on Form F-10, as amended, (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and receipt of all regulatory approvals.

Details of the ATM Program will be provided in the Prospectus Supplement and the U.S. Prospectus Supplement.  If there are sales of Common Shares through the ATM Program, they will only be made pursuant to the terms of an equity distribution agreement.

The Prospectus Supplement, when available, and Shelf Prospectus may be downloaded from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, when available, and the U.S. Base Prospectus and the Registration Statement are accessible via EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you these documents if you request them by contacting, Sandstorm Gold Ltd., Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 Attn: Investor Relations, by e-mail at info@sandstormgold.com or by phone at (778) 945-0972.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SANDSTORM JOINS UNITED NATIONS GLOBAL COMPACT

Sandstorm is pleased to announce that it joined the United Nations (“UN”) Global Compact during the first quarter of 2020. Launched in 2000, the UN Global Compact is the largest corporate sustainability initiative in the world, with more than 9,500 companies and 3,000 non-business signatories based in over 160 countries.

As a participant, Sandstorm has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take actions that support broader UN goals, including the Sustainable Development Goals.

The UN Global Compact provides members with a principle-based framework, best practices, resources and networking events with a goal to strengthen corporate sustainability practices for the betterment of society.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, May 8, 2020 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 778-560-2839
North American Toll-Free: (+1) 833-968-2150
Conference ID: 7280709
Webcast URL:  https://bit.ly/3d2ir0K

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS

604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 191 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing, amount of estimated future production, the intended initiation of the ATM Program and the intended entry of Sandstorm and the Canadian and U.S. agents into a definitive agreement in connection therewith, the timing and receipt of all regulatory approvals required in connection with the ATM Program, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the expected use of the net proceeds of the ATM Program.. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com and most recent annual report filed on Form 40-F with the SEC on www.sec.gov.. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.